Exhibit 99.1

Goldcorp Announces Sunset Clause Expiry Date on Outstanding Gold Eagle Shares

TSX: G      NYSE: GG

(All Amounts in Canadian dollars unless stated otherwise)

VANCOUVER, June 16, 2014 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) would like to remind holders of shares of Gold Eagle Mines Ltd. ("Gold Eagle"), that the sunset clause on exchanging these shares for common shares of Goldcorp Inc. and cash expires on September 25, 2014 ("Deadline").  On September 25, 2008 ("Effective Date"), Goldcorp completed the acquisition of all the outstanding shares of Gold Eagle under a Plan of Arrangement.

Under the Plan of Arrangement each holder of a Gold Eagle share was entitled to receive either $13.60 or 0.292 of a Goldcorp common share plus $0.0001 in cash.  Shareholders who failed to make an election by 3:00 pm (Toronto time) on Thursday, September 11, 2008 were deemed to have elected the default of cash for 50% of their Gold Eagle shares and Goldcorp shares for 50% of their Gold Eagle shares, subject to pro-ration. The pro-ration was a factor of 0.527069. The result for the 50/50 default was cash of 0.263535 of $13.60 per Gold Eagle share plus 0.736465 of 0.292 of a Goldcorp common share per Gold Eagle share plus nominal consideration of $0.0001 in cash.

Under the Plan of Arrangement a six year sunset clause provision provides that any certificate which immediately before the effective date of the Plan of Arrangement represented outstanding Gold Eagle shares and which has not been surrendered on or before the Deadline, will cease to represent any claim against or interest of any kind or nature in Gold Eagle or Goldcorp and any persons who tender certificates for Gold Eagle shares after the sixth anniversary of the Effective Date will not receive Goldcorp shares, will not own any interest in Gold Eagle, and will not be paid any cash or other compensation.

To receive certificates representing their Goldcorp shares, registered Gold Eagle shareholders must submit their Gold Eagle share certificates, together with completed letters of transmittal, to Goldcorp's transfer agent, CST Trust Company by mail (P.O. Box 1036,  Adelaide Street Postal Station, Toronto, Ontario  M5C 2K4)  or by hand/courier (320 Bay Street, Basement Level (B1), Toronto, Ontario M5H 4A6).  Registered Gold Eagle shareholders who have not received letters of transmittal should contact CST Trust at 1-800-387-0825 or (416) 682-3860.

Goldcorp is one of the world's fastest growing senior gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
www.goldcorp.com

CO: Goldcorp Inc.

CNW 12:21e 16-JUN-14